Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No.: 333-283140

Relating to Prospectus Supplement dated November 12, 2024

to Prospectus dated November 12, 2024

Cameco Reports Document Filings

Cameco (TSX: CCO; NYSE: CCJ) reported today that it filed a technical report for the Inkai operation on a voluntary basis under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”). The technical report is being filed to provide updated information relating to the Inkai operation and not as a result of a requirement under NI 43-101. The technical report has been posted on our website and SEDAR+ at www.sedarplus.ca and on EDGAR on the SEC website at www.sec.gov. Our website, SEDAR+ and EDGAR are not part of this press release and are not incorporated by reference herein. Readers are encouraged to read the technical report in its entirety, including all qualifications, assumptions and exclusions therein.

Additionally, Cameco filed a short form base shelf prospectus dated November 12, 2024 (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System (File No. 333-283140) (the “U.S. Registration Statement”). These filings allow Cameco to make offerings of common shares, preferred shares, warrants, subscription receipts, debt securities and units or any combination thereof, having an aggregate offering price of up to $2 billion (US) (or its equivalent in another currency) during the next 25 months in Canada and the United States. The specific terms of any offering of securities will be set forth in a shelf prospectus supplement.

In addition, Cameco has entered into an equity distribution agreement (the “Distribution Agreement”) dated November 12, 2024 with TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc., as Canadian agents, and TD Securities (USA) LLC, CIBC World Markets Corp. and Scotia Capital (USA) Inc., as U.S. agents, to establish an at-the-market equity program (the “ATM Program”) that allows Cameco to issue, at its discretion, up to $500 million (US) (or its Canadian dollar equivalent) of common shares from treasury to the public from time to time. The ATM Program is established pursuant to a prospectus supplement to the Base Shelf Prospectus (the “Canadian ATM Supplement”), and a corresponding prospectus supplement to the U.S. Registration Statement (the “U.S. ATM Supplement”). The ATM Program will be effective until December 12, 2026, unless fully utilized or terminated before such date in accordance with the terms of the Distribution Agreement.

Subject to the terms of the Distribution Agreement, the volume and timing of distributions under the ATM Program, if any, will be determined at Cameco’s sole discretion. As common shares sold in the ATM Program will be distributed at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution. Any common shares sold in the ATM Program will be sold in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, through the Toronto Stock Exchange, the NYSE or by any other method permitted by law, at the prevailing market price at the time of sale.

Net proceeds of the ATM Program, if any, are expected to fund development opportunities, future acquisitions, repayment of indebtedness, and/or other general corporate purposes.

“Today, our balance sheet is strong, and with the return to our tier-one production run rate and cost basis, we expect continued strong cash flow generation,” said Grant Isaac, Cameco’s Executive Vice-President and CFO. “And, we are adding to the tools we have available to fund future capital requirements, which include our operating cash flow, our existing credit facilities, new credit facilities, and additional capital raised through debt or equity financings. We believe having all these financial tools in place is prudent, providing us with added flexibility to support our strategy and to self-manage risk into the future.”

Cameco has filed the Base Shelf Prospectus and the Canadian ATM Supplement with the securities regulatory authorities in each of the provinces and territories of Canada, and has filed the U.S. Registration Statement and the U.S. ATM Supplement with the United States Securities and Exchange Commission (the “SEC”). Before you invest, you should read these documents and other documents Cameco has filed with the securities regulatory authorities in each of the provinces and territories of Canada or the SEC, as applicable, for more complete information about Cameco and the ATM Program. Copies of the Base Shelf Prospectus, the Canadian ATM Supplement and the Distribution Agreement are available free of charge on SEDAR+ at www.sedarplus.ca, and copies of the U.S. Registration Statement, the U.S. ATM Supplement and the Distribution Agreement are available free of charge on EDGAR on the SEC website at www.sec.gov.

You may also obtain copies of the Base Shelf Prospectus and the Canadian ATM Supplement in Canada from: TD Securities Inc.,1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM, or by telephone at 289-360-2009 or by email at sdcconfirms@td.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com; or Scotia Capital Inc., 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, or by telephone at 416-863-7704, or by email at equityprospectus@scotiabank.com. You may also obtain copies of the U.S. Registration Statement and the U.S. ATM Supplement in the United States from: TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, New York 10017, Attention: Equity Capital Markets or by email at TD.ECM_Prospectus@tdsecurities.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com; or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets or by telephone at 212-255-6854 or by email at us.ecm@scotiabank.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

Caution about forward-looking information

Certain information in this news release, including statements regarding potential sales of common shares through the ATM Program, the anticipated use of the net proceeds of the ATM Program and expected continued strong cash flows, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Cameco as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of Cameco’s current annual information form, the Canadian ATM Supplement, the U.S. ATM Supplement and in Cameco’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect Cameco; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Cameco expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com